Exhibit 99.69

Torex Gold Reports Q3 2026 Production Results

Excellent quarterly performance firmly positions Torex to achieve full-year production guidance

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - October 6, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports preliminary third quarter 2026 gold equivalent (“AuEq”) production of 131,900 ounces (“oz”) and AuEq sales of 127,346 oz.1 Year-to-date production and sales totalled 329,071 oz AuEq2 and 328,918 oz AuEq2, respectively, putting the Company solidly on track to achieve the midpoint of full-year production guidance of 420,000 to 470,000 oz AuEq.3

TABLE 1: PRELIMINARY THIRD QUARTER 2026 OPERATIONAL RESULTS1

	ELG Underground	Media Luna Underground	Morelos Complex
Ore tonnes mined per day	3,055 tpd	8,244 tpd	—
Ore processed per day	—	—	10,798 tpd

	Au	Ag	Cu	AuEq[2]
Grade processed	3.50 gpt	22.46 gpt	0.78%	—
Recovery	88.2%	85.0%	94.8%	—
Produced (before payable deductions)	98,685 oz	614.3 koz	16.3 mlb	131,900 oz
Sold (after payable deductions)	96,389 oz	544.0 koz	15.4 mlb	127,346 oz

Notes to Table:

1)	Operational results are preliminary in nature and subject to final reconciliation.
2)	Q3 2026 AuEq production and sales are based on average market prices of $4,262/oz Au, $62.59/oz Ag, and $6.40/lb Cu. AuEq (oz) = Au (oz) + 1,000
*	(62.59 / 4,262) x Ag (koz) + 1,000,000 x (6.40 / 4,262) x Cu (mlb).

Financial and operational results for the third quarter 2026 will be released after market close on Wednesday, November 4, 2026.

Andrew Snowden, President & CEO of Torex, stated:

“Our third quarter operational results were exceptional and delivered the step-up in production we expected to support a strong second half of the year, with higher grades and improved gold recoveries driving production of 131,900 oz AuEq. With this strong Q3 result and our operations firing on all cylinders, we are well positioned to achieve our annual production guidance.

“Media Luna continues to perform very well, with mining rates averaging 8,244 tonnes per day (“tpd”) during the quarter, comfortably above the 7,500 tpd design rate. ELG Underground also continued to deliver strong performance, with mining rates exceeding 3,000 tpd. Throughput rates at the processing plant averaged 10,798 tpd with gold grades of 3.50 grams per tonne and gold recoveries of 88%, representing the strongest quarterly results year-to-date.

“Media Luna North remains on schedule to deliver first ore before year-end, and with this third active mining front coming online, we expect incremental ore tonnage and greater flexibility in mine sequencing.

“Building on the strong operational performance delivered this quarter, together with the continued advancement of our exploration programs, we expect to deliver a strong finish to 2026 and carry that momentum into 2027 and beyond.”

During the third quarter, the Company repurchased 1,755,843 shares at an average price of C$66.84 per share and paid a quarterly dividend of C$0.16 per share. On a year-to-date basis, the Company has repurchased 4,888,626 shares (5.1% of shares outstanding at the start of the year). The Company continues to opportunistically repurchase shares in the open market to deliver on its commitment to return $350 million of capital to shareholders in 2026 through dividends and share repurchases.

THIRD QUARTER 2026 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its third quarter financial and operational results after market close on Wednesday, November 4, 2026. A conference call and webcast hosted by senior management will be held on Thursday, November 5, 2026, at 9:00 AM ET. Participants are encouraged to pre-register for the conference call to obtain an access code to join the call directly at the scheduled time.

Conference call pre- registration	https://dpregister.com/sreg/10204109/100380be374

Telephone numbers	Toronto local or International: 1-647-846-8914 Toll-Free (North America): 1-833-752-3842

Webcast	https://event.choruscall.com/mediaframe/webcast.html?webcastid=DbRVriBM

Replay	Archive will be available on www.torexgold.com

ENDNOTES

1)

Q3 2026 AuEq production and sales are based on average market prices of $4,262/oz Au, $62.59/oz Ag, and $6.40/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (62.59 / 4,262) x Ag (koz) + 1,000,000 x (6.40 / 4,262) x Cu (mlb).

2)

Q3 2026 year-to-date AuEq production and sales are based on average market prices of $4,544/oz Au, $73.24/oz Ag, and $6.09/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (73.24 / 4,544) x Ag (koz) + 1,000,000 x (6.09 / 4,544) x Cu (mlb).

3)	2026 AuEq production guidance assumes metal prices of $4,500/oz Au, $72.50/oz Ag, and $6.00/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (72.50/ 4,500) x Ag (koz) + 1,000,000 x (6.00/ 4,500) x Cu (mlb).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon Summit project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Shaun Silveira

Senior Vice President, Corporate Development & Investor Relations

Direct: (289) 514-9813

shaun.silveira@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Dave Stefanuto, P. Eng, Executive Vice President, Technical Services and Capital Projects of Torex Gold, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements regarding the Company being on track and well positioned to achieve the midpoint of its full-year 2026 production guidance; expectations for a strong finish to 2026 and the continuation of operating momentum into 2027 and beyond; the timing of first ore from Media Luna North and the expectation that an additional active mining front will provide incremental ore tonnage and greater flexibility in mine sequencing; the Company’s intention to opportunistically repurchase shares and return $350 million of capital to shareholders in 2026 through dividends and share repurchases; the Company’s intention to seek acquisition opportunities that may enable diversification and deliver value to shareholders; and the achievement of the Company’s strategic objectives, including optimizing production and costs, disciplined growth and capital allocation, growing reserves and resources, project delivery excellence, retaining and attracting talent, and maintaining leadership in responsible mining. The material factors and assumptions used to develop the Forward-Looking Information include, without limitation: the accuracy of the Company’s production forecasts and mine plans; expected ore grades, recoveries, throughput, mine sequencing and availability of equipment, infrastructure, labour and supplies; Media Luna North development proceeding on the currently anticipated schedule; no material operational disruptions; prevailing and forecast metal prices and foreign exchange rates; sufficient liquidity and access to capital; continued authorization and availability under the Company’s share-repurchase program; and the declaration of dividends by the board of directors. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s annual information form (“AIF”) for the year ended December 31, 2025, and management’s discussion and analysis (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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